UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Rule 14(d)-100

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COBRA ELECTRONICS CORPORATION

(Name of Subject Company (Issuer))

VENOM ELECTRONICS MERGER SUB, INC.

(Name of Filing Person (Offeror))

a wholly-owned subsidiary of

VENOM ELECTRONICS HOLDINGS, INC.

(Names of Filing Persons (Offeror))

MONOMOY CAPITAL PARTNERS II, L.P.

MCP SUPPLEMENTAL FUND II, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE

(Title of Class of Securities)

191042100

(CUSIP Number of Class of Securities)

Justin Hillenbrand

Monomoy Capital Partners II, L.P.

MCP Supplemental Fund II, L.P.

142 West 57th Street, 17th Floor

New York, NY 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Carol Anne Huff

Kevin L. Morris

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Phone: (312) 862-2000

Fax: (312) 862-2200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,437,549.00	$3,662.76
*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) an aggregate of 6,602,980 outstanding shares of common stock, par value $0.33 1/3 per share, of Cobra Electronics Corporation (“Shares”) multiplied by the offer price of $4.30 per share (the “Offer Price”); and (ii) an aggregate of 97,250 Shares subject to outstanding stock option grants multiplied by the Offer Price minus the weighted average exercise price for such options of $3.84 per share, as of September 9, 2014, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,662.76	Filing Party:	Venom Electronics Merger Sub, Inc. Venom Electronics Holdings, Inc. Monomoy Capital Partners II, L.P. MCP Supplemental Fund II, L.P.
Form or Registration No.:	Schedule TO	Date Filed:	September 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed on September 10, 2014 (together with this Amendment No. 1 and any other amendments and supplements thereto, collectively constitute the “Schedule TO”) by Venom Electronics Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Venom Electronics Holdings, Inc., a Delaware corporation (“Parent”), controlled by Monomoy Capital Partners II., L.P., a Delaware limited partnership, and MCP Supplemental Fund II, L.P., a Delaware limited partnership (collectively, the “Sponsors” and, together with Parent and Purchaser, the “Filing Persons”). This Schedule TO relates to the offer to purchase all of the outstanding shares of common stock, par value $0.33 1/3 per share (each a “Share”), of Cobra Electronics Corporation, a Delaware corporation (“Cobra”), at a price of $4.30 per Share, net to the seller in cash, without interest and less any applicable withholding taxes thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 10, 2014 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, supplemented by the information specifically provided in this Schedule TO and amended and supplemented by information specifically set forth in this Amendment No. 1.

ITEM 11.	ADDITIONAL INFORMATION

Item 11(a) of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the heading “Litigation” and the following paragraph immediately before the heading “State Takeover Statutes” on page 52.

“On September 11, 2014, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Paul Miles v. Cobra Electronics Corporation, et al., Case No. 10121-VCP (which we refer to as the “Miles Complaint”). The Miles Complaint names as defendants Cobra, certain officers and directors of the Board (whom we refer to as the “Miles Complaint Individual Defendants”), Sponsors, Parent and Purchaser. The Miles Complaint asserts two causes of action: (1) breach of fiduciary duty against the Miles Complaint Individual Defendants and (2) aiding and abetting breach of fiduciary duty against Cobra, Purchaser, Parent and Sponsors. The plaintiff in the Miles Complaint seeks an injunction prohibiting consummation of the proposed transaction, rescission of the Merger Agreement or a grant of rescissory damages, a judgment requiring the Miles Complaint Individual Defendants to account from all damages caused by their alleged wrongdoing, and fees and costs associated with prosecuting the action. Cobra and the Board believe the allegations are without merit and intend to vigorously defend against the Miles Complaint. The foregoing description is qualified in its entirety by reference to the Miles Complaint, which is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Document

(a)(5)(C)	Complaint of Paul Miles against Cobra Electronics Corporation, James Bazet, William Carmichael, John Lupo, Ian Miller, S. Sam Park, Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P., Venom Electronics Holdings, Inc. and Venom Electronics Merger Sub., Inc., filed in the Court of Chancery of the State of Delaware, dated September 11, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2014	VENOM ELECTRONICS MERGER SUB, INC.

	By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: President

Dated: September 15, 2014	VENOM ELECTRONICS HOLDINGS, INC.

	By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: President

Dated: September 15, 2014	MONOMOY CAPITAL PARTNERS II, L.P.

	By:	Monomoy General Partner II, L.P.
	Its:	General Partner

	By:	Monomoy Ultimate GP, LLC
	Its:	General Partner

	By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: Managing Director

Dated: September 15, 2014	MCP SUPPLEMENTAL FUND II, L.P.

	By:	Monomoy General Partner II, L.P.
	Its:	General Partner

	By:	Monomoy Ultimate GP, LLC
	Its:	General Partner

	By:	/s/ Justin Hillenbrand
Name: Justin Hillenbrand
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)*	Offer to Purchase, dated September 10, 2014.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

(a)(1)(F)*	Form of Summary Advertisement as published in The New York Times on September 10, 2014.

(a)(5)(A)*	Press Release, dated September 10, 2014, issued by Monomoy Capital Partners.

(a)(5)(B)*	Press Release, dated August 28, 2014, issued by Cobra and Parent (incorporated by reference to Exhibit 99.1 to Cobra’s Current Report on Form 8-K, File No. 05-111, filed with the SEC on August 27, 2014).

(a)(5)(C)	Complaint of Paul Miles against Cobra Electronics Corporation, James Bazet, William Carmichael, John Lupo, Ian Miller, S. Sam Park, Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P., Venom Electronics Holdings, Inc. and Venom Electronics Merger Sub., Inc., filed in the Court of Chancery of the State of Delaware, dated September 11, 2014.

(b)*	Not applicable.

(c)*	Not applicable.

(d)(1)*	Agreement and Plan of Merger, dated as of August 27, 2014, by and among Parent, Purchaser, and Cobra (incorporated by reference to Exhibit 2.1 to Cobra’s Current Report on Form 8-K, File No. 0-511, filed with the SEC on August 27, 2014).

(d)(2)*	Financing Commitment Letter, dated as of August 27, 2014, by and among Monomoy Capital Partners II, L.P., MCP Supplemental Fund II, L.P. and Parent.

(d)(3)*	Limited Guaranty, dated August 27, 2014, by and between Monomoy Capital Partners II, L.P. and MCP Supplemental Fund II, L.P. in favor of Cobra.

(d)(4)*	Confidentiality Agreement, dated January 28, 2014, by and between the Chaperone Holdings, Inc. and Cobra.

(d)(5)*	Tender and Support Agreement, dated August 27, 2014, by and between Purchaser, Parent, James Bazet, Sally Washlow, Robert Ben, William Carmichael, John Lupo, Ian Miller and S. Sam Park.

(e)*	Not applicable.

(f)*	Not applicable.

(g)*	Not applicable.

*	Previously Filed